Mail Stop 3561

 						July 28, 2005



Mr. Barry J. Sharp
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203

	Re:	AES Ironwood, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-91391
AES Red Oak, LLC
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-40478
IPALCO Enterprises, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-8644
AES Eastern Energy, LP
      Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-89725

Dear Mr. Sharp:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Unless otherwise noted, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable. Although each comment has been issued only once, the comments below may be applicable to each registrant reviewed.

AES Ironwood, LLC

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 42
2. The "Report of Independent Registered Public Accounting Firm" appears unsigned on the EDGAR version of your Form 10-K for AES Ironwood, LLC and IPALCO Enterprises, Inc. Please provide us with a copy of the original signed reports.

Statements of Changes in Member`s Capital, page 45
3. Please explain your basis under GAAP for charging dividends paid against accumulated deficit rather than additional paid-in capital for both AES Ironwood, LLC and AES Red Oak, LLC.

Note 3. Significant Accounting Policies, page 48
4. It appears your allowance for doubtful accounts decreased from approximately $1.3 million at December 31, 2003 to zero at December
31, 2004. Please explain the reason for this change. Further, please either revise to include Schedule II, Valuation and Qualifying
Accounts, or tell us why you believe this schedule is properly
omitted.   We would expect your allowance for doubtful accounts to
be
reported on this schedule. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.



Item 9A. Controls and Procedures, page 57
5. We note your disclosure that your principal executive officer and principal financial officer, "concluded that as of December 31, 2004,
[your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and
[your] consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission`s rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please also revise your Item 9A disclosure for AES Red Oak, LLC, IPALCO Enterprises, Inc., and AES Eastern Energy, LP.

AES Red Oak, LLC

Form 10-K for Fiscal Year Ended December 31, 2004

Item 1. Business - Employees, page 5
6. We note your disclosure that you have no employees other than 6 officers and that such officers receive no compensation for the services they provide. We assume The AES Corporation compensates these officers and we would expect these costs to be allocated to you. Please tell us whether or not you record compensation expense related to these officers. If not, please justify in detail and tell us the estimated amount of compensation expense had the costs been allocated to you. See SAB Topic 1:B.

IPALCO Enterprises, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies
7. As you disclose that most of IPL`s non-union employees receive options to purchase shares of AES common stock under the AES Long Term Compensation Plan and that employees of AES Eastern Energy, LP participate in the AES Stock Option Plan, we assume you apply the guidance in paragraph 14 of FIN 44 to account for such options. If so, tell us why you did not provide all disclosures required by paragraphs 46-48 of SFAS 123. If you agree that such disclosures are necessary, please also provide the disclosures required by paragraph
45 of SFAS 123, as amended by paragraph 2.e of SFAS 148 under "Summary of Significant Accounting Policies" in Note 1. See paragraph 15 of SFAS 123.

Note 5. Regulatory Assets
8. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain to us why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Note 6. Commitments and Contingencies
9. With regard to being named as a defendant in 113 pending asbestos related lawsuits, you indicate that you do not believe that any of the pending asbestos suits in which IPL is a defendant will have a material adverse effect on IPALCO`s business or operations. A statement that these contingencies are not expected to be material does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities.
In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to SFAS 5 and SAB Topic 5:Y.
Tell us whether you believe that there are reasonably possible material additional losses with regard to the asbestos lawsuits. Tell us what consideration you have given to the detailed disclosure requirements of Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y. Please amend your filing to address our concerns or tell us why no amendment is necessary.











AES Eastern Energy, LP

Form 10-K for Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Contractual Obligations, page 29
10. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

Note 2. Significant Accounting Policies, page 46
11. We note that AES Eastern Energy LP accounts for spare parts as inventory on the balance sheet while AES Red Oak, LLC classifies spare parts as property, plant and equipment. Please explain the reason for this disparate treatment. In doing so, please ensure you tell us in more detail the nature of the spare parts inventory.

Note 9. Benefit Plans
12. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							George Ohsiek
							Branch Chief



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Mr. Sharp
The AES Corporation
July 28, 2005
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